ECARX Announces Acquisition Plan

LONDON, April 8, 2026 /PRNewswire/ -- ECARX Holdings Inc. (Nasdaq: ECX) ("ECARX" or the "Company"), a global mobility tech provider, today announced that its Board of Directors approved a preliminary plan to pursue the potential acquisition of a minority interest and certain intellectual property assets (particularly relating to FlyMe OS) of DreamSmart Technology Pte. Ltd., a private limited company incorporated in Singapore and an affiliate of the Company, and its subsidiaries and consolidated entities ("DreamSmart").

Under this preliminary plan, the total consideration payable by the Company for the acquisition may be a combination of cash and securities of the Company and/or its subsidiaries.

The Company may also seek to obtain third party financing, which could include credit facilities, term loans, or other debt financing, to fund a portion of the consideration and associated transaction costs. Any issuance of shares, incurrence of indebtedness, or other financing arrangements would be subject to market conditions, lender and investor interest, applicable regulatory and stock exchange requirements, and assessment and final approval by the Company’s board of directors. The structure, mix, and amount of consideration are expected to be the subject of further analysis and negotiation and may change materially.

The planned acquisition remains in an early, exploratory stage and is subject to uncertainties, including ongoing due diligence, negotiation of definitive documentation, and procurement of financing. There can be no assurance that the Company and DreamSmart will enter into any binding agreement or that any transaction will be consummated.

Chairman and CEO Ziyu Shen commented, "This transaction represents a strategic step in strengthening our long-term product and technology capabilities."

About ECARX
ECARX Holdings Inc. (NASDAQ: ECX) is a global mobility technology company powering the next generation of software-defined vehicles. Founded in 2017 and listed on Nasdaq in 2022, the Company delivers full-stack intelligent mobility solutions, spanning system-on-chip (SoC) core modules, automotive computing platforms, software stacks, and user-centric experiences.
Its mission is to accelerate automotive intelligence and build new human-vehicle relationships, redefining safe, enjoyable, and AI-driven mobility for all. With 13 global R&D and commercial hubs across China, the U.S., UK, Germany, Sweden, and Singapore, ECARX partners with top automakers including Geely Group, Volkswagen Group, Volvo Cars, and Polestar to reduce complexity, lower costs, and accelerate time-to-market. The Company’s technology is integrated into over 11 million vehicles worldwide, supporting more than 28 automotive brands and 10 leading Tier 1 suppliers.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
Gillian Tiltman, Head of Investor Relations
Gillian.tiltman@ecarxgroup.com

Media Contacts:
communications@ecarxgroup.com